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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52584

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-12 (MM/DD/YY) AND ENDING 12-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anderson LeNeave & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Fairview Road, Suite 625
(No. and Street)

Charlotte (City) North Carolina (State) 28210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory M. LeNeave 704-552-9212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP
(Name – *if individual, state last, first, middle name*)

1111 Metropolitan Avenue, Suite 1000, Charlotte, North Carolina 28204
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM
3/8/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory M. LeNeave, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anderson LeNeave Company, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANIS S HARRIS
NOTARY PUBLIC
MECKLENBURG COUNTY, NC

[signature]
Signature

President
Title

[signature]
Notary Public
My Commission Expires 7-7-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cherry Bekaert LLP
CPAs & Advisors

ANDERSON LENEAVE & CO.

FINANCIAL STATEMENTS AND ACCOMPANYING INFORMATION

As of and for the Years Ended December 31, 2012 and 2011

And Report of Independent Auditors

ANDERSON LENEAVE & CO.

TABLE OF CONTENTS

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Auditors

To the Stockholders
Anderson LeNeave & Co.
Charlotte, North Carolina

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Anderson LeNeave & Co. (the "Company") as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anderson LeNeave & Co. (the "Company") as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Cherry Bekaert LLP

Charlotte, North Carolina
February 12, 2013

ANDERSON LENEAVE & CO.
STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2012 AND 2011

ASSETS

	2012	2011
Cash and cash equivalents	$ 180,242	$ 180,520
Accounts receivable, net	-	13,317
Prepaid expenses and other assets	7,895	16,214
Total assets	$ 188,137	$ 210,051

STOCKHOLDERS' EQUITY

	2012	2011
Common stock, no par value, 100,000 shares authorized, 10,000 shares issued and outstanding	81,066	81,066
Retained earnings	107,071	128,985
Total stockholders' equity	$ 188,137	$ 210,051

The accompanying notes to the financial statements are an integral part of these statements.

ANDERSON LENEAVE & CO.
STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Revenues		
Success fees	$ 1,485,770	$ 673,833
Advisory fees	352,000	583,000
Total revenues	1,837,770	1,256,833
Expenses		
Compensation and benefits	1,179,871	903,252
Contract services	21,435	17,920
Rent	65,355	42,121
Insurance	1,559	1,560
Profit Sharing	150,000	82,700
Professional fees	136,988	48,342
Payroll taxes	45,904	41,456
Marketing	7,989	4,593
Health Savings	18,688	18,300
Training	10,296	6,304
Travel Expenses	33,259	27,213
Taxes and Licenses	3,650	3,896
Office Expenses	13,351	15,806
Dues and Subscriptions	11,678	8,288
Telephone and Cable	15,090	15,150
Other operating expenses	489	1,212
Total expenses	1,715,602	1,238,113
Net income	$ 122,168	$ 18,720

The accompanying notes to the financial statements are an integral part of these statements.

ANDERSON LENEAVE & CO.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2011	$ 81,066	$ 110,265	$ 191,331
Net income	-	18,720	18,720
Distributions to stockholder	-	-	-
Balance, December 31, 2011	81,066	128,985	210,051
Net income	-	122,168	122,168
Distributions to stockholders	-	(144,082)	(144,082)
Balance, December 31, 2012	$ 81,066	$ 107,071	$ 188,137

The accompanying notes to the financial statements are an integral part of these statements.

ANDERSON LENEAVE & CO.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Cash flows from operating activities		
Net income	$ 122,168	$ 18,720
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in receivables	13,317	(13,150)
Increase (decrease) in prepaid expenses and other assets	8,319	(5,512)
Net cash provided by operating activities	143,804	58
Cash flows from financing activities		
Distributions to stockholder	(144,082)	-
Net cash used in financing activities	(144,082)	-
Net increase (decrease) in cash and cash equivalents	(278)	58
Cash and cash equivalents at beginning of year	180,520	180,462
Cash and cash equivalents at end of year	180,242	180,520

The accompanying notes to the financial statements are an integral part of this statement.

Note 1—Nature of operations

Anderson LeNeave & Co. (the "Company"), a North Carolina corporation, is a full-service investment banking firm providing corporate finance services, including merger and acquisition advisory services and private financing placement and advisory services to middle market companies. The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC"). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – For purposes of the accompanying statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

Accounts receivable – Trade accounts receivable are reported net of an allowance for doubtful accounts. Credit is extended to customers after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivables are deemed to be uncollectible. The Company incurred no bad debt expense during the years ended December 31, 2012 and 2011. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. The Company did not deem an allowance for doubtful accounts to be necessary as of December 31, 2012 and 2011.

Property and equipment – The Company capitalizes all major expenditures according to GAAP. The Company's policy is to expense fixed asset purchases under $5,000. Fixed assets are stated at cost and depreciated over their estimated useful lives using the straight-line method. The depreciable life for furniture, fixtures and equipment is seven years. The depreciable life for computer hardware, software and phone system is five years.

Fee revenue – The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related advisory services. The Company receives non-refundable, upfront advisory fees in most transactions. Due to the extensive research and analysis performed for the client prior to the execution of a services agreement, the Company recognizes upfront advisory fees as revenue upon receipt. Upfront fees typically represent less than 10% of the expected revenue from a transaction. The remainder of any fees due to the Company are typically paid only upon the closing of a related transaction.

Note 2—Summary of significant accounting policies (continued)

Compensation and benefits – Compensation and benefits are primarily comprised of commissions paid on an agreed upon percentage of fee revenue earned by the Company based on individual employee contracts.

Advertising – Advertising costs are expensed as incurred.

Income taxes – The Company has elected to be treated as an S Corporation for state and federal income tax purposes. As such, substantially all income of the Company is reported by the stockholder on his individual income tax returns. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Management has evaluated the tax positions of the Company and it is the opinion of management that there are no significant uncertain tax positions that would be material to these financial statements.

Note 3—Property and equipment

Property and equipment at December 31, consists of the following:

	2012	2011
Computer equipment	$ 19,219	$ 19,219
Office furniture and equipment	25,000	25,000
Computer software	3,711	3,711
Total property and equipment, gross	47,930	47,930
Less: Accumulated depreciation	(47,930)	(47,930)
Total property and equipment, net	$ -	$ -

Note 4—Capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, were as follows:

	2012	2011
Net capital	$180,242	$180,520
Net capital ratio (ratio of indebtedness to capital)	Less than 1%	Less than 1%

Note 5—Profit sharing plan

Employees of the Company who are at least 21 years old and have completed one year of service are eligible to participate in the Anderson LeNeave & Co. Profit Sharing Plan (the Plan).

The Plan allows the Company to make discretionary contributions on behalf of eligible employees of up to 20% of each employee's compensation, subject to statutory limitations. The Company made discretionary contributions of $150,000 and $82,700 to the Plan for the years ended December 31, 2012 and 2011, respectively. Participants vest in their portion of employer contributions over a three-year period.

Note 6—Operating lease

The Company leases its office space under a 5-year non-cancelable operating lease, which expires in August 2016.

Future minimum lease payments at December 31, 2012 are as follows:

Year	Amount
2013	$ 66,071
2014	67,875
2015	69,746
2016	47,621
	$ 251,313

Note 7—Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 8—Supplemental cash flow information

As the Company has elected to be treated as an S Corporation for state and federal income tax purposes, no cash was paid for income taxes in 2012 or 2011. The Company did not incur interest expense in 2012 or 2011.

Note 9—Concentration of credit risk

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all depository accounts. In addition, the FDIC provided unlimited coverage for certain qualifying and participating non-interest bearing transaction accounts through December 31, 2012; however, effective January 1, 2013 the FDIC discontinued the additional unlimited coverage. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

ACCOMPANYING INFORMATION

ANDERSON LENEAVE & CO.

SCHEDULE I - COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO – RULE 15c3-1

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Stockholder's equity	$ 188,137	$ 210,051
Less:		
Other nonallowable assets	7,895	29,531
Net capital adjustments	7,895	29,531
Net capital	$ 180,242	$ 180,520
Aggregate indebtedness	$ -	$ -
Ratio of indebtedness to capital	0.00%	0.00%

The Net Capital per the audited financial statements agrees to the Net Capital computation in the Focus Report filed for the quarters ended December 31, 2012 and 2011.

ANDERSON LENEAVE & CO.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFOMRATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

YEARS ENDED DECEMBER 31, 2012 AND 2011

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Cherry Bekaert LLP
CPAs & Advisors

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Stockholders of
Anderson LeNeave & Co.
Charlotte, North Carolina

In planning and performing our audits of the financial statements of Anderson LeNeave & Co. (the "Company") as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Company's member-managers, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Charlotte, North Carolina
February 12, 2013

Cherry Bekaert LLP
CPAs & Advisors

Report on Agreed-Upon Procedures Required by SEC Rule 17a-5(e)(4)

To the Stockholders of
Anderson LeNeave & Co.
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation ("Form SIPC-7")) to the Securities Investor Protection Corporation ("SIPC") for the for the years ended December 31, 2012 and 2011, which were agreed to by Anderson LeNeave & Co. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the years ended December 31, 2012 and 2011, as applicable, with the amounts reported in Form SIPC-7 for the years ended December 31, 2012 and 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers reconciling adjusted amounts to the Company's trial balance noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Charlotte, North Carolina
February 12, 2013

ANDERSON LENEAVE & CO.

SCHEDULE OF ASSESSMENTS AND PAYMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

Payment Date	To Whom Paid	Amount
None	Not applicable	Not applicable